Via Facsimile and U.S. Mail
Mail Stop 6010

November 15, 2007

Mr. Karl B. Wagner
Chief Financial Officer
Pediatrix Medical Group, Inc.
1301 Concord Terrace
Sunrise, FL 33323

   Re: Pediatrix Medical Group, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2006
     Filed August 7, 2007
     File No. 001-12111

Dear Mr. Wagner:

   We have completed our review of your Form 10-K and have no further comments at this time.

         Sincerely,

         Joel Parker
         Accounting Branch Chief